                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    Lisa_L_Matson @vanguard.com

December 5, 2011

Chad Eskildsen, Esq.

U.S. Securities & Exchange Commission                                           via electronic filing

100 F. Street, N.E.

Washington, DC 20549

RE:  Vanguard Chester Funds; File No. 2-92948 (the Trust)

Dear Mr. Eskildsen,

This letter responds to your comments of November 30, 2011, on the post-effective amendment of the registration statement of the above-referenced Trust. You commented on Post-Effective Amendment No. 50, which was filed on October 17, 2011, pursuant to Rule 485(a) in order to add a new series to the Trust, the Target Retirement 2060 Fund.

Comment 1:  Prospectus—Tax Information

Comment:       On page 4 in the “Tax Information” section, please delete the text following the first sentence, as it is not required or permitted by Form N-1A.

Response:        We will remove the text following the first sentence of the “Tax Information” section.

Chad Eskildsen, Esq.

December 5, 2011

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•                     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•                     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•                     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Lisa L. B. Matson

Associate Counsel

The Vanguard Group, Inc.

cc:  Brion Thompson, Esq.